UNITED STATES ANTIMONY CORPORATION POST OFFICE BOX 643 THOMPSON FALLS, MONTANA 59873-0643 406-827-3523 406-827-3543 FAX tfl3543@blackfoot.net E-MAIL

March 5, 2013

Securities and Exchange Commission
Washington, D.C., 20549

Re:	United States Antimony Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2011 Filed January 8, 2013 Response submitted February 19, 2013 File No. 001-08675

Dear Sirs:

Set forth below is our response to your comment letter of February 27, 2013, requesting that we amend our 2011 10K filing, or, if appropriate, provide additional information per our 2011 10K filing.

Amendment No. 1 to form 10K for Fiscal Year Ended December 31, 2011
Response to Item11, Executive Compensation, page 31

1) The company does not have any outstanding grants of plan based awards.

2) The following table will be included in our amended 2011 10K:

Outstanding Equity Awards at
Fiscal Year End
	Number of Securities Underlying Unexercised Options		Number of Securities	Average Exercise	Option Exercise
Underlying Unexercised
Name			Unearned Options	Price	Dates
	Exercisable	Unexercisable
	#	#

John C. Lawrence	250,000	0	0	$0.40	None
(Chairman of the Board Of
Directors and Chief Executive Office)

Summary Compensation Table, Page 31
We will amend the summary compensation table required by Item 402(n) as follows:

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Options/Awards (2)	All Other Compensation	Total
John C. Lawrence, President and Chief Executive Officer	2011 2010 2009	$126,000 $102,500 $100,000	N/A	$5,538 $5,538 $5,538	$40,001 $13,520 $6,500	None	$171539 $121,558 $112,038

Russell Lawrence, Vice President for Latin America	2011 2010 2009	$85,000 $85,000 $85,000	N/A		$40,001 $13,520 $6,500	None	$125,001 $98,520 $91,500

(1)	Represents earned but unused vacation.

(2)	These figures represent the fair values, as of the date of issuance, of the annual director's fees paid in the form of shares of USAC's common stock.

Compensation for all executive officers, except for the President/CEO position, is recommended to the compensation committee of the Board of Directors by the President/CEO.  The compensation committee makes the recommendation for the compensation of the President/CEO.  The compensation committee has identified a peer group of mining companies to aid in reviewing the President’s compensation recommendations for executives, and for reviewing the compensation of the President/CEO.  The full Board approves the compensation amounts recommended by the compensation committee. Currently, the executive managements’ compensation only includes base salary and health insurance.  The Company does not have annual performance based salary increases, long term performance based cash incentives, deferred compensation, retirement benefits, or disability benefits.

For 2011, the compensation committee reviewed the President’s salary, and determined that in comparison to other chief executives in the same industry and similar size companies, he was not adequately compensated.  It was determined by the compensation committee to raise the President’s base salary to $126,000 annually.

Two executive officers, the President/CEO and the Vice-President for the Latin American Operations, received restricted stock awards for their services as Board members.

See amended disclosure in table above; sentence with “no executive officer received stock awards for their services as a company officer/executive for the years 2009 thru 2011” will be deleted

Neither Russell Lawrence nor John Gustaven received compensation in excess of $100,000 in any year, and are therefore not included in the summary compensation table, except that Russell Lawrence is included as having received stock as compensation for services as a member of the Board of Directors.

Response - Security Ownership of Certain Beneficial Owners and Management, page 31
We will add a column to the table of beneficial stock ownership to disclose percent of ownership all voting shares.  In addition, since there are no Series A Preferred Shares outstanding, the reference to them has been removed.  The following is the amended table:

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class(1)	Percent of all Voting

Common stock	Reed Family Limited Partnership	3,918,335		7	7
	328 Adams Street
	Milton, MA 02186

Common stock	The Dugan Family	6,362,927	(3)	11	11
	c/o A. W. Dugan
	1415 Louisiana Street, Suite 3100
	Houston, TX 77002

Series B Preferred	Excel Mineral Company	750,000	(5)	100	1
	PO Box 3800
	Santa Barbara, CA 93130

Series C Preferred	Richard A. Woods	48,305	(4)
	59 Penn Circle West
	Penn Plaza Apts
	Pittsburgh, PA 15206

Series C Preferred	Dr. Warren A. Evans	48,305	(4)	27	Nil
	69 Ponfret Landing Road
	Brooklyn, CT 06234

Series C Preferred	Edward Robinson	32,203	(4)	18	Nil
	1007 Spruce Street 1st Floor
	Philadelphia, PA 19107

Series C Preferred	All Series C Preferred Shareholders as a group	177,904	(4)	100	Nil

Common stock	John C. Lawrence	4,103,653	(2)	7	7

Common stock	Pat Dugan	156,000		Nil	Nil

Common stock	Russ Lawrence	156,000		Nil	Nil

Common stock	Leo Jackson	292,000		Nil	Nil

Common stock	Gary Babbitt	134,167		Nil	Nil

Common stock	Daniel Parks	4,500		Nil	Nil

Common stock	All directors and executive officers as a group	4,846,320		9	8

Series D Preferred	John C. Lawrence	1,590,672	(4)	91	3

Series D Preferred	Leo Jackson	102,000		5	Nil

Series D Preferred	All Series D Preferred Shareholders as a group (3 persons)	1,751,005	(4)	100	3

1)	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of March 15, 2012, are deemed outstanding for computing the percentage of the person holding options or warrants but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of 56,307,382 shares of common stock, 750,000 shares of Series B Preferred Stock, 177,904 shares of Series C Preferred Stock, and 1,751,005 shares of Series D Preferred Stock outstanding on March 15, 2012.

2)	Includes 3,801,653 shares of common stock and 250,000 stock purchase warrants. Excludes 183,324 shares owned by Mr. Lawrence's sister, as to which Mr. Lawrence disclaims beneficial owenrship.

3)
Includes shares owned by Al W. Dugan and shares owned by companies owned and controlled by Al W. Dugan. Excludes 183,333 shares owned by Lydia Dugan as to which Mr. Dugan disclaims beneficial owenership.

4)	The outstanding Series C and Series D perferred shares carry voting rights equal to the same number of shares of common stock.

5)
The outstanding Series B preferred shares carry voting rights only if the Company is in default in the payment of declared dividends. The Board of Directors has not declared any dividends as due and payable for the Series B preferred stock.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings of forms 10K and 10Q.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the filing of our forms 10K and 10Q.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel L. Parks
Chief Financial Officer